Exhibit 99.52
BLUE PEARL MINING LTD.
NOTICE OF CHANGE OF AUDITOR

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission Autorité des marchés financiers
New Brunswick Securities Commission Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

AND TO:	Wasserman Ramsay

AND TO:	PricewaterhouseCoopers LLP
Blue Pearl Mining Ltd. (the “Company”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“Nl 51-102”) of a change of auditor from Wasserman Ramsay, Chartered Accountants to PricewaterhouseCoopers LLP, Chartered Accountants.
On January 8, 2007, Wasserman Ramsay resigned as auditors of the Company at the request of the Company. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of PricewaterhouseCoopers LLP as auditors of the Company for 2007. The Company will ask that the shareholders of the Company ratify the appointment of PricewaterhouseCoopers LLP at the next annual meeting of the shareholders of the Company.
Wasserman Ramsay’s reports on the financial statements of the Company for the two most recently completed financial years did not contain any reservation.
During Wasserman Ramsay’s appointment as auditors of the Company, there were no reportable events (as defined in subsection 4.11(1) of Nl 51-102).
The Company has requested Wasserman Ramsay and PricewaterhouseCoopers LLP to each furnish a letter addressed to the securities regulatory authorities in the provinces of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities regulatory authorities will be filed with this notice.
DATED as of the 12th day of January, 2007.

BLUE PEARL MINING LTD.

/s/ Derek Price
Derek Price
Chief Financial Officer